Filed by Opsware Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tangram Enterprise Solutions, Inc.

Commission File No.: 000-15454

Press Contact:	Press Contact:	Investor Contact:
Zenobia Austin	Robert Nachbar	Ken Tinsley
Opsware Inc.	Barokas Public Relations	Opsware Inc.
zenobia@opsware.com	robert@barokas.com	ktinsley@opsware.com
408.212.5220	206.264.8220	408.212.5241

OPSWARE TO ACQUIRE TANGRAM ENTERPRISE SOLUTIONS

Tangram’s Automated Asset Tracking and Management Software Advances Opsware’s Lead in IT Automation

Sunnyvale, CA – December 4, 2003 – Opsware Inc. (NASDAQ: OPSW), the leading provider of data center automation (DCA) software, has signed a definitive agreement to acquire Tangram Enterprise Solutions, Inc. (OTCBB: TESI.OB), a publicly traded software company, in an all-stock transaction valued at $10 million (subject to certain adjustments). Tangram, based in North Carolina, is a leading provider of software that identifies, manages and secures critical IT assets including, servers, desktops, infrastructure devices and a wide range of software. In the transaction Opsware will acquire all of Tangram’s outstanding debt and shares of convertible preferred stock and common stock.

The acquisition of Tangram furthers Opsware’s lead in IT automation by adding world-class capabilities in the areas of identifying, tracking and securing hardware and software assets. The transaction adds over 200 customers, including 25% of the Fortune 100, to Opsware’s installed base. Notable customers include Marriott, Molex, Prudential, UBS, and Unocal.

With support for over 30,000 software products and components, Tangram’s products automatically discover and provide comprehensive information on assets under management. Tangram’s technology also greatly enhances IT security by preventing unauthorized access to and tampering with business critical systems and applications. Further, the Tangram products enable Opsware to extend the existing Opsware automation to Windows, Linux and UNIX desktops and other infrastructure devices.

“The acquisition of Tangram expands the Opsware customer base by more than 200 customers, solidifying our lead in IT automation,” said Ben Horowitz, President and CEO of Opsware Inc. “Integrated with Opsware software, the Tangram products allow us to offer unprecedented visibility into assets under management and increased system and application security. In addition, integration of the Opsware and Tangram products extends our existing Opsware automation software to desktops and other IT infrastructure. “

“Tangram’s technology is an ideal fit with Opsware,” said Norm Phelps, President and CEO of Tangram Enterprise Solutions. “Opsware is the leader in data center automation, and automation is a natural progression for our customers who today use our products to track assets and reduce IT management costs.”

The transaction is expected to close in the first quarter of 2004, and is subject to customary closing conditions and regulatory review. Management will host a conference call to discuss the acquisition, as well as Opsware’s Q3 results, at 2:00 p.m. PT (5:00 p.m. ET). Interested parties may access the call by dialing (913) 981-5559. A live audio version and replay of the conference call will be available through midnight Friday, December 5th, on the Investor Relations section of Opsware’s web site at http://investor.opsware.com.

The explosion of servers and applications within enterprises over the last seven years has created increasing complexity and the inability to accurately track and report on assets under ownership. This makes IT operations and cost containment even more challenging. Opsware’s leading data center automation software combined with Tangram’s automated asset management and security software creates a powerful solution for broader IT automation. The determination of when Tangram products will be integrated with Opsware, if ever, remains in the sole discretion of Opsware Inc.

About Opsware Inc (Nasdaq: OPSW)

Opsware Inc., formerly Loudcloud, is the leading provider of data center automation software, offering a complete solution for enterprises, government agencies and service providers looking to reduce costs and increase IT efficiencies. The Opsware System uniquely combines process automation with built in operations knowledge on numerous technologies. Opsware was the foundation of Loudcloud’s software-powered managed services business and has been proven to lower costs, accelerate change and increase service quality. For more information on Opsware Inc., please visit our Web site at www.opsware.com.

About Tangram

Tangram Enterprise Solutions, Inc., is the leading provider of cohesive, automated IT asset management software solutions and services for large and midsize organizations across all industries, in both domestic and international markets. Tangram’s core business strategy and operating philosophy center on delivering world-class customer care, creating a more personal and productive IT asset management experience through a phased solution implementation, tailored solutions that support evolving customer needs, and leading-edge technical position. Today, Tangram’s solutions manage more than two million workstations, servers, and other related assets. Tangram is a majority owned subsidiary of Safeguard Scientifics, Inc. (www.safeguard.com) (NYSE: SFE), an operating company that creates long-term value by taking controlling interest in and developing its companies through superior operations and management. Safeguard operates businesses that provide business decision and life science software-based product and service solutions. To learn more about Tangram, visit www.tangram.com or call 1-800-4TANGRAM.

This press release contains forward-looking statements regarding the likelihood and timing of the closing of the merger. These statements are subject to risks and uncertainties that could cause actual results to differ materially from these statements, including the risks that the transaction may not close in the time frame indicated or at all, that we are not successful in integrating Tangram’s employees and operations, and that we are unable to realize the anticipated benefits and synergies of the transaction. More information and other factors that could affect our business and financial results generally is included in our Form 10-K filed with the SEC on May 1, 2003 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Forms 10-Q and 8-K that we file during the fiscal year.

# # #

Opsware Inc. and Tangram Enterprise Solutions, Inc. expect to file with the Securities and Exchange Commission a registration statement on Form S-4, and Tangram expects to mail a proxy statement/prospectus to its security holders containing information about the transaction. Investors and security holders of Opsware and Tangram are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Opsware, Tangram and the proposed merger. In addition to the registration statement to be filed by Opsware and Tangram and the proxy statement/prospectus to be mailed to the security holders of Tangram, each of Opsware and Tangram file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the Securities and Exchange Commission at its Web site at www.sec.gov. These documents may also be obtained at no cost from Opsware and Tangram by directing such request to Norm Phelps, Tangram Enterprise Solutions, Inc., nphelps@tangram.com, (919) 653-6000; or to Ken Tinsley, Opsware, Inc., ktinsley@opsware.com, (408) 212-5241. In addition, investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by Opsware on its website at www.opsware.com. Investors and security holders may obtain copies of the documents filed with the Securities and Exchange Commission by Tangram on its website at www.tangram.com.

Opsware, Tangram and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Tangram with respect to the transactions contemplated by the proposed merger. Information regarding Opsware’s officers and directors is included in Opsware’s proxy statement for its 2003 annual meeting of stockholders filed with the Securities and Exchange Commission on May 23, 2003. Information regarding Tangram’s officers and directors is included in Tangram’s proxy statement for its 2003 annual meeting of shareholders filed with the Securities and Exchange Commission on November 18, 2003. A description of the interests of the directors and executive officers of Opsware and Tangram in the merger will be set forth in Tangram’s proxy statement/prospectus and other relevant documents filed with the Securities and Exchange Commission when they become available.